                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2002


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  Form 20-F ___X___      Form 40-F ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                        Yes _______      No ___X___


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On January 16, 2002, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fiscal quarter ended November 30, 2001. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the first fiscal quarter of the 2002 fiscal year.

[EXFO LOGO]

EXFO REPORTS FIRST-QUARTER RESULTS


QUEBEC CITY, CANADA, January 16, 2002--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) today announced first-quarter results for fiscal 2002.

EXFO reported sales of US$20.1 million for the quarter ended November 30, 2001 compared to US$28.5 million for the same period in fiscal 2001.

Pro forma net loss* for the first quarter of fiscal 2002 was US$1.9 million, or $0.03 per share, compared to pro forma net earnings of US$7.6 million, or $0.16 per share, for the first quarter of 2001.

EXFO's net loss for the first quarter of 2002 was US$19.1 million, or $0.33 per share, compared to net earnings of US$7.5 million, or $0.16 per share, for the same period last year.

Gross margin, including an inventory write-off of US$3.5 million, amounted to 37.8% of sales for the first quarter of 2002 compared to 63.9% of sales for the same period in 2001. Excluding this non-recurring charge, gross margin would have reached 55.1%, in line with management's expectations based on actual sales for this quarter. Altogether, EXFO incurred restructuring charges of US$3.9 million in the first quarter of fiscal 2002.

"There's no question, these are unprecedented times in the telecommunications industry," said Germain Lamonde, Chairman, President and CEO of EXFO. "We've taken appropriate actions to deal with this current situation, while protecting our long-term capabilities and intensifying our focus on gaining market share."

BUSINESS HIGHLIGHTS
EXFO continued to introduce best-of-class products during the first quarter of fiscal 2002, namely the Packet Blazer(TM) Gigabit Ethernet test module and the FPMD-5600 Femtosecond Polarization Mode Dispersion Analyzer.

The Company also closed its acquisition of Avantas Networks Corporation (renamed EXFO Protocol Inc.) on November 2, 2001. EXFO Protocol is a supplier of leading-edge fiber-optic testing and optical network performance management that supports a wide range of protocols and data transmission rates.

"We have already begun to leverage this acquisition with the introduction of our Gigabit Ethernet test module for metro and access networks," Mr. Lamonde said. "Based upon our newly acquired protocol-testing expertise, we also plan to deliver a fully integrated solution for physical-, optical- and protocol-layer testing in the near future, and we intend to take advantage of our long-established relationships in the carrier market with this new product."

                                                                             1/4

[EXFO LOGO]

OPERATING EXPENSES
Selling and administrative expenses amounted to US$10.3 million, or 51.3% of sales, for the first quarter of fiscal 2002 compared to US$8.9 million, or 31.3% of sales, for the same period in 2001. Gross research and development expenses totalled US$4.2 million, or 20.9% of sales, for the first quarter of fiscal 2002 compared to US$2.8 million, or 10.0% of sales, for the same period last year. The percentage increases in expenses were mainly due to decreased sales during the first quarter of 2002.

To align costs with current market conditions, EXFO implemented additional cost-cutting measures that will provide approximately $6 million in annualized pre-tax savings. The Company lowered operating expenses, froze employee salaries and reduced its workforce by 10%.

BUSINESS OUTLOOK
Due to the prolonged downturn in the telecommunications industry, EXFO forecasted sales between US$14 million and US$18 million and a pro forma net loss between $0.05 and $0.09 for the second quarter of fiscal 2002.

"The telecommunications industry continues to be challenging, but I believe that our strong product innovation pipeline and synergies from our strategic acquisitions will return us to growth in the second half of fiscal 2002,"
Mr. Lamonde said. "We will be launching a number of major leading-edge products in upcoming weeks that will significantly increase our ability to gain market share."

CONFERENCE CALL AND WEBCAST
EXFO will host a conference call today at 10:15 a.m. (Eastern time) to review its first-quarter results. To listen to the conference call and participate in the question period via telephone, dial 1 (514) 985-4434.

Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. A replay of the conference call can be accessed after 1:30 p.m. (Eastern time) today until midnight (Eastern time) on January 23, 2002. The replay number is 1 (416) 626-4100 and the password is 20007553. A Webcast of the conference call will also be available on EXFO's Web site at www.exfo.com, under the Investors section.

                                                                             2/4

[EXFO LOGO]

*Pro forma net earnings (loss) represent net earnings (loss) excluding amortization of goodwill and the after-tax effect of amortization of intangible assets and restructuring charges.


                                                THREE MONTHS ENDED NOVEMBER 30,
                                                    2000                2001
  Net earnings (loss) in accordance with GAAP     $ 7,505            $ (19,055)

  Pro forma adjustments:
  Amortization of goodwill                            124               12,450
  Amortization of intangible assets                    14                3,271
  Tax effect of amortization of intangible assets      (5)              (1,145)
  Restructuring charges                                --                3,910
  Tax effect of the restructuring charges              --               (1,368)
                                                 ==========          ==========
  Pro forma net earnings (loss)                   $ 7,638            $  (1,937)
                                                 ==========          ==========
  Basic and diluted pro forma net
   earnings (loss) per share                      $  0.16            $   (0.03)



    EXFO PROVIDES PRO FORMA FINANCIAL INFORMATION TO HELP THE READER BETTER UNDERSTAND ITS OPERATING RESULTS. THIS INFORMATION IS NOT IN ACCORDANCE WITH, OR AN ALTERNATIVE FOR, GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES.


ABOUT EXFO
EXFO, which derives its name from EXpertise in Fiber Optics, is a leading designer and manufacturer of fiber-optic test, measurement and automation solutions for the global telecommunications industry. EXFO markets its products to more than 2000 customers in 70 countries around the world.

EXFO and its subsidiaries develop products for two main markets. The Portable and Monitoring Division provides handheld and modular instruments for the physical-, optical- and protocol-layer testing needs of telecommunications carriers and network service providers. The Industrial and Scientific Division offers an extensive line of high-performance instruments, test systems and automated manufacturing equipment for optical component and system vendors as well as for research and development labs.

                                                                             3/4

[EXFO LOGO]

This news release may contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements may appear in a number of places in this news release and include statements concerning our intent, belief, or current expectations regarding future events. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this news release.

We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this news release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.


                                      -30-

FOR MORE INFORMATION:
Mike Lamanna                                    Maryse Imbeault
Director, Investor Relations                    Director, Communications
(418) 683-0211                                  (418) 683-0211
michael.lamanna@exfo.com                        maryse.imbeault@exfo.com
------------------------                        ------------------------

                                                                             4/4

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       INTERIM CONSOLIDATED BALANCE SHEET

                          (in thousands of US dollars)

                                                                                  AS AT                  AS AT
                                                                                AUGUST 31,             NOVEMBER 30,
                                                                                   2001                   2001
                                                                             ------------------    -------------------
                                                                                                       (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                      $   7,729               $ 20,876
Short-term investments                                                            66,861                 37,334
Accounts receivable
      Trade, less allowance for doubtful accounts of $854
           ($893 as at August 31, 2001)                                           24,531                 15,757
      Other                                                                        3,660                  3,864
Income taxes receivable                                                               --                  7,778
Inventories (note 3)                                                              44,345                 44,820
Prepaid expenses                                                                   1,265                  1,553
Future income taxes                                                                1,423                  1,382
                                                                               ---------              ---------
                                                                                 149,814                133,364
PROPERTY, PLANT AND EQUIPMENT                                                     27,140                 29,738

INTANGIBLES ASSETS AND GOODWILL                                                  264,242                308,932

FUTURE INCOME TAXES                                                                1,381                  2,475
                                                                               ---------              ---------
                                                                               $ 442,577              $ 474,509
                                                                               ---------              ---------
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 4)                              $  16,180              $  16,283
Income taxes payable                                                               2,623                     --
Deferred revenue                                                                     616                    491
Current portion of long-term debt                                                    106                     91
                                                                               ---------              ---------
                                                                               $  19,525              $  16,865

DEFERRED GRANTS                                                                    1,002                    766

LONG-TERM DEBT                                                                       664                    642

FUTURE INCOME TAXES                                                                6,581                  5,940
                                                                               ---------              ---------
                                                                                  27,772                 24,213
                                                                               ---------              ---------
CONTINGENCY (note 7)

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                                                    429,995                489,611

CONTRIBUTED SURPLUS                                                                1,457                  1,483

CUMULATIVE TRANSLATION ADJUSTMENT                                                 (8,333)               (13,429)

DEFICIT                                                                           (8,314)               (27,369)
                                                                               ---------              ---------
                                                                                 414,805                450,296
                                                                               ---------              ---------
                                                                               $ 442,577              $ 474,509
                                                                               ---------              ---------

The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
            INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS

          (in thousands of US dollars, except share and per share data)


                                                                                                THREE MONTHS ENDED
                                                                                                   NOVEMBER 30,
                                                                                      -----------------------------------------
                                                                                            2000                   2001
                                                                                      ------------------    -------------------
SALES                                                                                    $  28,519              $  20,138

COST OF SALES (including restructuring charges of $3,500, note 6)                           10,308                 12,532
                                                                                         ---------              ---------

GROSS MARGIN                                                                                18,211                  7,606
                                                                                         ---------              ---------
OPERATING EXPENSES
Selling and administrative                                                                   8,920                 10,325
Net research and development  (note 5)                                                       1,972                  3,145
Amortization of property, plant and equipment                                                  514                  1,348
Amortization of intangible assets                                                               14                  3,271
Restructuring charges (note 6)                                                                   -                    410
                                                                                         ---------              ---------
TOTAL OPERATING EXPENSES                                                                    11,420                 18,499
                                                                                         ---------              ---------

EARNINGS (LOSS) FROM OPERATIONS                                                              6,791                (10,893)

Interest income, net                                                                         2,631                    699
Foreign exchange gain                                                                        2,359                     33
                                                                                         ---------              ---------

EARNINGS (LOSS) BEFORE INCOME TAXES AND AMORTIZATION OF GOODWILL                            11,781                (10,161)
                                                                                         ---------              ---------
INCOME TAXES
Current                                                                                      3,520                 (2,574)
Future                                                                                         632                   (982)
                                                                                         ---------              ---------

                                                                                             4,152                 (3,556)
                                                                                         ---------              ---------

EARNINGS (LOSS) BEFORE AMORTIZATION OF GOODWILL                                              7,629                 (6,605)

AMORTIZATION OF GOODWILL                                                                       124                 12,450
                                                                                         ---------              ---------
NET EARNINGS (LOSS) FOR THE PERIOD                                                       $   7,505              $ (19,055)
                                                                                         ---------              ---------

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
      Earnings (loss) before amortization of goodwill                                    $    0.16              $   (0.11)

      Net earnings (loss)                                                                $    0.16              $   (0.33)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000's)                                 46,757                 58,341

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000's) (note 8)                      46,846                 58,341



The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
   INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
                             AND CONTRIBUTED SURPLUS

                          (in thousands of US dollars)


RETAINED EARNINGS (DEFICIT)
                                                      THREE MONTHS ENDED
                                                          NOVEMBER 30,
                                              ---------------------------------
                                                 2000                   2001
                                              ----------             ----------
BALANCE - BEGINNING OF PERIOD                 $  6,980               $  (8,314)

ADD
Net earnings (loss) for the period               7,505                 (19,055)
                                             ---------               ---------

BALANCE - END OF PERIOD                      $  14,485               $ (27,369)
                                             =========               =========

CONTRIBUTED SURPLUS
                                                      THREE MONTHS ENDED
                                                          NOVEMBER 30,
                                              ---------------------------------
                                                 2000                   2001
                                              ----------             ----------
BALANCE - BEGINNING OF PERIOD                $       -               $   1,457

ADD
Premium on resale of share capital                 997                      26
                                              --------               ---------

BALANCE - END OF PERIOD                      $     997               $   1,483
                                             =========               =========


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
            INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (in thousands of US dollars)

                                                                                                Three Months Ended
                                                                                                   November 30,
                                                                                      -----------------------------------------

                                                                                            2000                   2001
                                                                                      ------------------    -------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss) for the period                                                       $   7,505             $ (19,055)
Add (deduct) items not affecting cash and cash equivalents
      Amortization of discount on short-term investments                                    (2,607)                 (487)
      Amortization of property, plant and equipment                                            514                 1,348
      Amortization of intangible assets                                                         14                 3,271
      Foreign exchange gains on disposal of short-term investments                          (2,310)                  (79)
      Future income taxes                                                                      632                  (982)
      Amortization of goodwill                                                                 124                12,450
Change in non-cash operating working capital items
      Accounts receivable                                                                   (6,258)                8,921
      Income taxes                                                                           1,812                (8,111)
      Inventories                                                                           (6,993)                2,509
      Prepaid expenses                                                                          22                    51
      Accounts payable and accrued liabilities                                               6,400                (2,222)
      Deferred revenue                                                                          32                  (115)
      Deferred grants                                                                           10                  (219)
                                                                                         ----------           -----------
                                                                                            (1,103)               (2,720)
                                                                                         ----------           -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances                                                                                  158                    --
Repayment of mandatorily redeemable preferred shares                                          (354)                   --
Repayment of long-term debt                                                                   (130)                  (37)
Redemption of share capital                                                                    (19)                   (2)
Resale of share capital                                                                      1,016                    28
Share issue expenses                                                                           (23)                  (14)
                                                                                         ----------           -----------
                                                                                               648                   (25)
                                                                                         ----------           -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                                                        (16,465)             (278,158)
Proceeds from disposal of short-term investments                                            18,332               307,115
Additions to property, plant and equipment and intangible assets                            (2,181)               (3,138)
Business combination, net of cash and cash equivalents acquired (note 2)                         -                (9,756)
                                                                                         ----------           -----------
                                                                                              (314)               16,063

CHANGE IN CASH AND CASH EQUIVALENTS                                                           (769)               13,318

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                           324                  (171)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                                729                 7,729
                                                                                         ----------           -----------
CASH AND CASH EQUIVALENTS - END OF PERIOD                                                $     284             $  20,876
                                                                                         ----------           -----------
SUPPLEMENTARY INFORMATION
Interest paid                                                                            $     (32)            $     (53)

Interest received                                                                        $     666             $   1,093

Income taxes paid                                                                        $    (945)            $  (4,473)


The accompanying notes are an integral part of these consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


1    INTERIM FINANCIAL INFORMATION

     The financial information as at November 30, 2001 and for the periods ended November 30, 2000 and 2001 is unaudited; however, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

     These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.


2    BUSINESS COMBINATION

     On November 2, 2001, the company acquired a 100% interest in Avantas Networks Corporation (renamed EXFO Protocol Inc.), a Canadian company specializing in fiber-optic protocol testing, in exchange for a total consideration valued at $94,952,000 or $69,381,000 net of $25,571,000 of cash and cash equivalents acquired. The total consideration includes acquisition-related costs of $1,272,000.

     The consideration paid consisted of $9,756,000 in cash, net of cash and cash equivalents acquired of $25,571,000 and the issuance of 4,374,573 subordinate voting shares valued at $59,625,000. The fair value of the subordinate voting shares issued was determined based on the market price of the shares beginning three days before and ending three days after the terms of the acquisition were agreed and announced, being August 20, 2001.

     This acquisition has been accounted for using the purchase method and consequently, the results of operations of EXFO Protocol Inc. have been included in the consolidated statement of earnings of the company since November 2, 2001, being the date of acquisition.

     The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the date of acquisition as follows:


                                                                    (UNAUDITED)
     Assets acquired
          Current assets                                             $   7,010
          Property, plant and equipment                                  1,966
          In-process research and development                            1,400
          Core technology                                                5,050
          Future income tax assets                                         781
     Liabilities assumed                                                (3,478)
                                                                     ----------
     Net identifiable assets acquired                                   12,729

     Goodwill                                                           56,652
                                                                     ----------

     Purchase price                                                     69,381

     Less: Subordinate voting shares issued                             59,625
                                                                     ----------

     Cash paid, net of cash and cash equivalents acquired            $   9,756
                                                                     ----------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

     The fair value allocated to intangible assets acquired was based upon an independent valuation performed in conjunction with this acquisition.

     The existing technology that has reached technological feasibility was classified as core technology.

     Acquired in-process research and development represents the existing technology that has not reached technological feasibility and has no future alternative use.

     In-process research and development and core technology are amortized on a straight-line basis over their estimated useful lives of ten months and five years, respectively. Goodwill is not amortized but is reviewed for impairment when events or circumstances indicate that cost may not be recoverable.


3    INVENTORIES

                                                            AS AT                  AS AT
                                                           AUGUST 31,            NOVEMBER 30,
                                                             2001                   2001
                                                        ---------------        ---------------
                                                                                (UNAUDITED)

      Raw materials                                      $  29,891               $  30,717
      Work in progress                                       3,507                   3,649
      Finished goods                                        10,947                  10,454
                                                         ----------              ----------
                                                         $  44,345               $  44,820
                                                         ----------              ----------

4     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                            AS AT                  AS AT
                                                           AUGUST 31,            NOVEMBER 30,
                                                             2001                   2001
                                                        ---------------        --------------
                                                                                (UNAUDITED)


      Trade                                              $   7,732               $   7,045
      Salaries and social benefits                           3,917                   3,572
      Outstanding cheques in excess of bank balances            --                   1,388
      Commissions                                            1,307                     675
      Restructuring charges                                  1,230                   1,221
      Warranty                                                 901                     968
      Other                                                  1,093                   1,414
                                                         ----------              ----------
                                                         $  16,180               $  16,283
                                                         ----------              ----------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5    NET RESEARCH AND DEVELOPMENT EXPENSES

                                                                                                Three Months Ended
                                                                                                   November 30,
                                                                                       ---------------------------------------
                                                                                             2000                  2001
                                                                                       -----------------    ------------------
                                                                                         (unaudited)           (unaudited)
     Gross research and development expenses                                            $   2,848              $  4,210
     Research and development tax credits                                                    (700)                 (942)
     Government grants                                                                       (176)                 (123)
                                                                                        -----------            -----------
                                                                                        $   1,972              $  3,145
                                                                                        -----------            -----------

6    RESTRUCTURING CHARGES

     In November 2001, the company incurred restructuring charges in order to align its cost structure to current market conditions. The company recorded $410,000 in severance expenses for the 101 employees who were terminated, which are included in the restructuring charges in the statement of earnings. The company also recorded $3,500,000 in inventory write-off which is included in the cost of sales in the statement of earnings. As at November 30, 2001, the accrued liabilities related to these restructuring charges amount to $392,000 and consist of severance expenses.


7    CONTINGENCY

     On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000 contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after market at pre-determined prices. The plaintiffs in this suit seek an unspecified amount for damages suffered.

     The company believes that its executive officers have fully complied with all applicable securities laws and that the claims against it and its officers are without merit. The company has referred this matter to its insurers and plans to vigorously defend its position in this litigation. However, at this time, it is not possible to predict the outcome of this case, nor determine the amount of possible losses. Accordingly, no provision for this case has been made in the interim consolidated financial statements as of November 30, 2001.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8    EARNINGS (LOSS) PER SHARE

     The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted earnings (loss) per share calculation:

                                                                                                THREE MONTHS ENDED
                                                                                                   NOVEMBER 30,
                                                                                      -----------------------------------------
                                                                                             2000                  2001
                                                                                      ------------------    -------------------
                                                                                         (UNAUDITED)            (UNAUDITED)
           Basic weighted average number of shares outstanding (000's)                     46,757                  58,341
           Exercise of stock options                                                           89                       -
                                                                                          -------                 -------

           Diluted weighted average number of shares outstanding (000's)                   46,846                  58,341
                                                                                          -------                 -------

9    DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

     These interim consolidated financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 19 to the company's most recent annual consolidated financial statements describes the significant differences between Canadian and U.S. GAAP that affect the company. This note describes significant additional changes occurring since the most recent annual financial statements and provides a quantitative analysis of the significant differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim consolidated financial statements.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

RECONCILIATION OF NET EARNINGS (LOSS) TO CONFORM WITH U.S. GAAP

                                                                                                THREE MONTHS ENDED
                                                                                                   NOVEMBER 30,
                                                                                      -----------------------------------------
                                                                                            2000                   2001
                                                                                      ------------------    -------------------
                                                                                        (UNAUDITED)            (UNAUDITED)
      Net earnings (loss) for the period in accordance with Canadian GAAP                $   7,505              $ (19,055)
      Non-cash stock-based compensation costs related to stock option plan                    (121)                  (207)
      Non-cash stock-based compensation costs related to stock purchase plan                   467                   (127)
      Non-cash stock-based compensation costs related to restricted stock award
           plan                                                                                  -                   (912)
      Unrealized losses on forward exchange contracts                                         (899)                  (266)
      Future income taxes on forward exchange contracts                                        405                     88
      Unrealized foreign exchange gains on available-for-sale securities                    (4,300)                     -
      Future income taxes on available-for-sale securities                                   1,935                      -
      Acquired in-process research and development                                               -                 (1,260)
      Future income taxes on acquired in-process research and development                        -                    (46)
      Amortization of goodwill                                                                   -                 (3,242)
                                                                                        ----------             ----------
      Net earnings (loss) available to common shareholders for the period in
           accordance with U.S. GAAP                                                         4,992                (25,027)

      Other comprehensive income (loss)
           Foreign currency translation adjustments                                         (8,542)                (5,096)
           Unrealized holding gains on available-for-sale securities, net of
                related future income taxes                                                    (37)                     -
           Unrealized foreign exchange gains on available-for-sale securities,
                net of related future income taxes                                           2,365                      -
                                                                                        ----------             ----------

      Comprehensive loss                                                                 $  (1,222)             $ (30,123)
                                                                                        ----------             ----------
      Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP       $    0.11              $   (0.43)

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

SHARE CAPITAL

                                                                                            AS AT                  AS AT
                                                                                         AUGUST 31,             NOVEMBER 30,
                                                                                            2001                   2001
                                                                                      ------------------    -------------------
                                                                                                                (UNAUDITED)
           Share capital in accordance with Canadian GAAP                                $ 429,995             $ 489,611
           Stock-based compensation costs related to stock purchase plan
                Current period                                                                (150)                    -
                Cumulative effect or prior periods                                           2,692                 2,542
           Shares issued upon business combinations                                         65,584                65,584
                                                                                         ----------            ----------
           Share capital in accordance with U.S. GAAP                                    $ 498,121             $ 557,737
                                                                                         ==========            ==========


DEFERRED STOCK-BASED COMPENSATION COSTS

                                                                                            AS AT                   AS AT
                                                                                         AUGUST 31,             NOVEMBER 30,
                                                                                            2001                    2001
                                                                                      ------------------    ------------------
                                                                                                                (UNAUDITED)
      Deferred stock-based compensation costs in accordance with Canadian
        GAAP                                                                             $       -             $       -

      Stock-based compensation costs related to stock-based compensation plans
        Current period                                                                      (8,145)                    -
        Cumulative effect of prior periods                                                 (19,429)               (7,968)
      Amortization for the period                                                            4,912                 1,246
      Reduction of stock-based compensation costs                                           14,694                     -
                                                                                         ---------             ---------

      Deferred stock-based compensation costs in accordance with U.S. GAAP               $  (7,968)            $  (6,722)
                                                                                         =========             =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

OTHER CAPITAL

                                                                                           AS AT                 AS AT
                                                                                          AUGUST 31,           NOVEMBER 30,
                                                                                            2001                  2001
                                                                                      ------------------    -------------------
                                                                                                               (UNAUDITED)
      Other capital in accordance with Canadian GAAP                                    $        -             $       -
      Stock-based compensation costs related to stock-based compensation plans
        Current period                                                                       8,145                     -
        Cumulative effect of prior periods                                                  18,749                12,350
      Reduction of stock-based compensation costs                                          (14,544)                    -
                                                                                        ----------             ---------
      Other capital in accordance with U.S. GAAP                                        $   12,350             $  12,350
                                                                                        ==========             =========


DEFICIT

                                                                                            AS AT                 AS AT
                                                                                         AUGUST 31,           NOVEMBER 30,
                                                                                            2001                  2001
                                                                                      ------------------    -------------------
                                                                                                                 (UNAUDITED)
      Deficit in accordance with Canadian GAAP                                          $  (8,314)             $ (27,369)
      Stock-based compensation costs related to stock-based compensation plans
        Current period                                                                     (4,912)                (1,246)
        Cumulative effect of prior periods                                                 (2,012)                (6,924)
      Unrealized gains (losses) on forward exchange contracts, net of related future income taxes
        Current period                                                                        117                   (178)
        Cumulative effect of prior periods                                                      -                    117
      Acquired in-process research and development
        Current period                                                                          -                 (1,260)
      Future income taxes on acquired in-process research and development
        Current period                                                                       (936)                   (46)
        Cumulative effect of prior periods                                                      -                   (936)
      Amortization of goodwill
        Current period                                                                     (8,453)                (3,242)
        Cumulative effect of prior periods                                                      -                 (8,453)
      Change in reporting currency
        Cumulative effect of prior periods                                                  1,016                  1,016
                                                                                        ---------              ---------

      Deficit in accordance with U.S. GAAP                                              $ (23,494)             $ (48,521)
                                                                                        =========              =========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

ACCUMULATED OTHER COMPREHENSIVE LOSS

                                                                                             AS AT                 AS AT
                                                                                          AUGUST 31,           NOVEMBER 30,
                                                                                             2001                  2001
                                                                                      ------------------    -------------------
                                                                                                                (UNAUDITED)
      Foreign currency translation adjustments
        Balance - Beginning of period                                                  $     539               $  (9,349)
        Change during the period                                                          (9,888)                 (5,096)
                                                                                       -----------            -----------

        Balance - End of period                                                           (9,349)                (14,445)
                                                                                       -----------            -----------

      Unrealized holding gains on available-for-sale securities, net of future income taxes
        Balance - Beginning of period                                                         37                       -
        Reclassification adjustment for amounts included in net loss, net of
          related future income taxes                                                        (37)                      -
                                                                                       -----------            -----------

        Balance - End of period                                                                 -                      -
                                                                                       ----------             ----------
      Accumulated other comprehensive loss                                              $  (9,349)            $  (14,445)
                                                                                       ==========             ==========

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

BALANCE SHEETS

                                                       AS AT AUGUST 31, 2001                  AS AT NOVEMBER 30, 2001
                                               -------------------------------------   ---------------------------------------
                                                   AS REPORTED            U.S. GAAP          AS REPORTED          U.S. GAAP

                                                                                             (UNAUDITED)        (UNAUDITED)
     Goodwill
       Cost                                        $ 250,497              $ 315,547           $ 304,522           $ 369,116
       Accumulated amortization                      (31,325)               (39,762)            (43,666)            (55,350)
                                                   ---------              ---------           ---------          ----------
                                                   $ 219,172              $ 275,785           $ 260,856           $ 313,766
                                                   ---------              ---------           ---------          ----------
     Shareholders' equity
       Share capital                               $ 429,995              $ 498,121           $ 489,611           $ 557,737
       Contributed surplus                             1,457                  1,457               1,483               1,483
       Cumulative translation
         adjustment                                   (8,333)                     -             (13,429)                  -
       Deferred stock-based
         compensation costs                                -                 (7,968)                  -              (6,722)
       Other capital                                       -                 12,350                   -              12,350
       Deficit                                        (8,314)               (23,494)            (27,369)            (48,521)
       Accumulated other
         comprehensive loss                                -                 (9,349)                  -             (14,445)
                                                   ---------              ---------           ---------           ---------
                                                   $ 414,805              $ 471,117           $ 450,296           $ 501,882
                                                   ---------              ---------           ---------           ---------


     STATEMENTS OF CASH FLOWS

     For the periods ended November 30, 2000 and 2001, there are no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

     UNAUDITED PRO FORMA INFORMATION ON BUSINESS COMBINATION

     Under U.S. GAAP, pro forma information must be provided as though the business combination had occurred at the beginning of the reported periods.

     The following unaudited pro forma information reflects the results of operations as if the acquisition of EXFO Protocol Inc. had been completed on September 1, 2000 and 2001.

     Such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

                                                                                      THREE MONTHS ENDED
                                                                                         NOVEMBER 30,
                                                                            -----------------------------------------
                                                                                   2000                  2001
                                                                            ------------------    -------------------
        Sales                                                                  $  28,519               $  20,245
        Net earnings (loss)                                                    $     224               $ (25,737)
        Basis and diluted net earnings (loss) per share                        $       -               $   (0.42)


NEW ACCOUNTING STANDARDS

In November 2001, The Canadian Institute of Chartered Accountants (CICA) revised section 1650, "Foreign Currency Translation", which is effective for fiscal years beginning on or after January 1, 2002. The revised standard no longer permits the deferral and amortization of unrealized exchange gains and losses that arise on the translation of long-term foreign currency denominated monetary assets and liabilities. Under the new rules, such gains and losses must be reported in earnings as they arise. Adopting this revised standard is not expected to have a significant impact on the company's financial statements.

In November 2001, the CICA issued Accounting Guideline No. 13, "Hedging Relationships", which shall be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2002. This new accounting guideline establishes basic criteria that must be met before hedge accounting can be used. It also describes the types of exposures that can be hedged and the types of instruments that qualify as hedges, sets detailed designation and documentation requirements and requires formal effectiveness testing. The company has not yet assessed the impact of the adoption of this new guideline.

In November 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payment to non-employees and direct awards to employees and non-employees be accounted for using a fair value-based method. Adopting this new standard is not expected to have a significant impact on the company's financial statements.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS
141 "Business Combinations" and SFAS 142 "Goodwill and other intangible assets" and in August 2001 the CICA issued section 1581 "Business
Combination" and section 3062 "Goodwill and other intangible assets". SFAS 141 and section 1581 require business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS 141 and section 1581 also broaden criteria for recording intangible assets separately from goodwill. Upon the adoption of SFAS 142 and section 3062, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. SFAS 142 and section 3062 require the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead they will be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceed the fair value. SFAS 142 and section 3062 will be adopted on September 1, 2002.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The impact of adopting SFAS 142 and section 3062 will allow the company to use the non-amortization approach for goodwill recorded prior to July 1, 2001 and will reduce annual goodwill amortization by approximately $63,000,000 under SFAS 142 and $50,000,000 under section 3062. Moreover, the company will implement a new goodwill impairment methodology and any potential initial impairment losses on goodwill determined by this methodology will be charged to earnings under SFAS 142 and to deficit under section 3062. Any subsequent impairment losses on goodwill will be charged to earnings in the period in which it is incurred.

Under the transitional provisions of SFAS 142 and section 3062, the company did not amortize the goodwill resulting from the acquisition of EXFO Protocol Inc., which closed on November 2, 2001.

In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligation", which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The company has not yet assessed the impact of the adoption of this new standard.

In October 2001, the FASB issued SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets", which supersedes SFAS 121 and the provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other that by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of earnings but broadens that presentation to a component of an entity. This new standard is effective for fiscal years beginning on December 15, 2001. Adopting this new standard is not expected to have a significant impact on the company's financial statements.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

THIS DISCUSSION AND ANALYSIS MAY CONTAIN STATEMENTS THAT CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS OTHER THAN HISTORICAL INFORMATION OR STATEMENTS OF CURRENT CONDITION. THESE STATEMENTS MAY APPEAR IN A NUMBER OF PLACES IN THIS DISCUSSION AND ANALYSIS AND INCLUDE STATEMENTS CONCERNING OUR INTENT, BELIEF, OR CURRENT EXPECTATIONS REGARDING FUTURE EVENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS WHICH ARE BEYOND THE CONTROL OF EXFO, INCLUDING RETENTION OF QUALIFIED PERSONNEL, REVENUE SYNERGIES, DEMAND FOR TESTING, MEASUREMENT AND MONITORING INSTRUMENTS AND PRECISION POSITIONING INSTRUMENTS AS WELL AS GENERAL ECONOMIC CONDITIONS. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE BASED ON INFORMATION CURRENTLY AVAILABLE TO US, WE CANNOT ASSURE YOU THAT THE EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. ACCORDINGLY, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. IN ANY EVENT, THESE STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS DISCUSSION AND ANALYSIS. WE UNDERTAKE NO OBLIGATION TO REVISE OR UPDATE ANY OF THEM TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DISCUSSION AND ANALYSIS OR TO REFLECT NEW INFORMATION OR THE OCCURRENCE OF UNANTICIPATED EVENTS. READERS ARE REFERRED TO OUR ANNUAL REPORT ON FORM 20-F AND OUR OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES COMMISSIONS FOR A DISCUSSION OF THE OTHER FACTORS THAT MAY AFFECT OUR FUTURE PERFORMANCE AND OTHER IMPORTANT RISK FACTORS CONCERNING US AND OUR OPERATIONS.

ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS, EXCEPT AS OTHERWISE NOTED.


OVERVIEW

Although the long-term outlook for the telecommunications industry remains robust, the first quarter of fiscal 2002 was marked by deteriorating market conditions and the tragic events of September 11, 2001. The full impact of these unprecedented events on the telecommunications industry proved to be more severe than originally anticipated. As a result, carriers sharply reduced their capital spending budgets, which resulted in fewer deployments of optical networks. On the optical component and system manufacturing side, many companies had excess inventory of finished products and therefore reduced the manufacturing of products and their needs for fiber-optic test, measurement, monitoring and automation equipment. This lead some companies to liquidate their fiber-optic test and measurement equipment at auctions. Not only did this create pricing pressure in the market, but it prompted some customers to postpone their buying decisions.

In response to these market factors, EXFO implemented additional cost-cutting measures that will provide approximately $6 million in annualized pre-tax savings. We lowered operating expenses, froze employee salaries and reduced our workforce by 10%. These measures incurred charges of about $4 million, including an inventory write-off of $3.5 million, that were accounted for in the first quarter of fiscal 2002.

On December 1, 2001, our new Enterprise Resource Planning (ERP) system has been implemented at our major facility in Quebec City, QC. This ERP system will enable us to improve the efficiency of our operations and should provide our customers with better and more prompt service down the line. The migration to this new ERP system is moving according to our plan.

On November 2, 2001, we completed our acquisition of Avantas Networks Corporation (renamed EXFO Protocol Inc) for a total consideration valued at $94,952,000 or $69,381,000 net of $25,571,000 of cash and cash equivalents acquired. This acquisition has been accounted for using the purchase method and has resulted in goodwill of $56,652,000 which, under the new accounting rules, is not amortized. EXFO Protocol Inc., a Montreal-based, pre-revenue company, is a supplier of leading-edge fiber-optic testing and optical network performance management equipment that supports a wide range of protocols and data transmission rates. This acquisition will enable us to enter the critical protocol-layer testing market and, more importantly, almost double our addressable market size to an estimated $3.3 billion, according to reports from Frost and Sullivan.

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the periods ended November 30, 2000 and 2001 should be read in conjunction with our interim consolidated financial statements and the related notes thereto. All figures are expressed in thousands of US dollars unless otherwise noted. Our interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP, which conform in all material respects with generally accepted accounting principles in the United States, or U.S. GAAP, except as described in note 9 to our interim consolidated financial statements.


                                                    THREE MONTHS ENDED            THREE MONTHS ENDED
                                                       NOVEMBER 30,                  NOVEMBER 30,
                                                    2000           2001         2000            2001
                                                  --------       --------     --------        --------
                                                        (UNAUDITED)                  (UNAUDITED)
Sales                                            $  28,519      $  20,138       100.0%         100.0%
Cost of sales *                                     10,308         12,532        36.1           62.2
                                                 ----------     ----------     --------       --------
Gross margin                                        18,211          7,606        63.9           37.8

Operating expenses
  Selling and administrative                         8,920         10,325        31.3           51.3
  Net research and development                       1,972          3,145         6.9           15.6
  Amortization of property, plant and
    equipment                                          514          1,348         1.8            6.7
  Amortization of intangible assets                     14          3,271         0.1           16.3
  Restructuring charges                                  -            410           -            2.0
                                                 ----------     ----------     --------       --------
Total operating expenses                            11,420         18,499        40.1           91.9

Earnings (loss) from operations                      6,791        (10,893)       23.8          (54.1)
Interest income, net                                 2,631            699         9.2            3.5
Foreign exchange gain                                2,359             33         8.3            0.1
                                                 ----------     ----------     --------       --------
Earnings (loss) before income taxes and
  amortization of goodwill                          11,781        (10,161)       41.3          (50.5)
Income tax expense (recovery)                        4,152         (3,556)       14.6          (17.7)
                                                 ----------     ----------     --------       --------

Earnings (loss) before amortization of
  goodwill                                           7,629         (6,605)       26.7          (32.8)
Amortization of goodwill                               124         12,450         0.4           61.8
                                                 ----------     ----------     --------       --------
Net earnings (loss) for the period               $   7,505      $ (19,055)       26.3%         (94.6)%
                                                 ----------     ----------     --------       --------

Basic and diluted net earnings (loss) per share  $    0.16      $   (0.33)

Research and development data:
  Gross research and development                 $   2,848      $   4,210        10.0%          20.9%
  Net research and development                   $   1,972      $   3,145         6.9%          15.6%

Other data (unaudited):
Pro forma net earnings (loss) **                 $   7,638      $  (1,937)       26.8%          (9.6)%
Basic and diluted  pro forma net  earnings       $    0.16          (0.03)
  (loss) per share **

*    Including restructuring charges of $3.5 million in 2001.
** Net earnings (loss) excluding amortization of goodwill and the after-tax effect of amortization of intangible assets and restructuring charges. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information.

SALES

For the three months ended November 30, 2001, sales decreased 29.4% to $20.1 million from $28.5 million for the same period last year. The decrease in sales directly relates to a reduced demand for our products attributable to the current downturn in the telecommunications industry. Both our Portable and Monitoring products and our Industrial and Scientific products suffered from this lack of demand but the downturn was more severe in the Industrial and Scientific division.

Portable and Monitoring products accounted for 62% of our sales and Industrial and Scientific products accounted for 38% of our sales in the first quarter of 2002, compared to 63% and 37% respectively for the same period last year. In fiscal 2001, each division represented almost 50% of our sales.

We expect our Portable and Monitoring products to represent a larger share of our total sales in up-coming quarters since the continued slowdown in the telecommunications industry and the impact of the EXFO Protocol Inc. acquisition in the second half of 2002.

Our book-to-bill ratio for the quarter ended November 30, 2001 is at 0.63. This is due to the fact that we received in excess of $4 million worth of cancelled orders during this quarter. Without these cancellations, our book-to-bill ratio would be at 0.84. The majority of the cancellations came from orders received in previous quarters.

North American sales accounted for 57.1% and 60.8% of sales for the three months ended November 30, 2001 and 2000, respectively. International sales represented 42.9% and 39.2% of sales for the three months ended November 30, 2001 and 2000, respectively. The increase in our international sales is the result of our sustained efforts to develop the Asian market. Despite the decrease in sales for every other geographical area, including North America, our sales to the Asian market increased 11.8% in the first quarter of 2002 compared to the same period last year, with sales of $3.5 million and $3.1 million for those two periods, respectively. For the three months ended November 30, 2001, no customer accounted for more than 7.5 % of sales.

We sell our products to a broad range of customers including telecommunication carriers, optical component manufacturers as well as research and development laboratories.


GROSS MARGIN

Gross margin amounted to 37.8% of sales for the three months ended November 30, 2001 compared to 63.9% of sales for the same period last year.

The percentage decline in gross margin is due to a number of reasons. First of all, we recorded $3.5 million in inventory write-off as part of our restructuring plan. Excluding this non-recurring charge, gross margin would have reached 55.1%. Secondly, the continued slowdown in the telecommunications industry resulted in a reduced demand and pricing pressure for our products in the first quarter of fiscal 2002 which prevented a better absorption of our fixed manufacturing costs. Our combined manufacturing capacity in Quebec City, Qc and Victor, NY, have almost doubled since November 30, 2000 while our sales decreased significantly in the first quarter of fiscal 2002. Finally, EXFO Photonic Solutions operates in a market that has relatively lower-margin products.

Gross margin can be negatively affected by competitive pricing pressure, increases in component costs and obsolescence costs, shifts in product mix, reductions in government grants, under-absorption of manufacturing fixed costs and increases in products offerings by other suppliers in the fiber-optic test, measurement and automation industry.


SELLING AND ADMINISTRATIVE

For the three months ended November 30, 2001, selling and administrative expenses were $10.3 million, or 51.3% of sales, compared to $8.9 million, or 31.3% of sales for the same period last year.

The dollar increase is mainly due to the acquisitions of Burleigh Instruments, EXFO Photonic Solutions and EXFO Protocol and the consolidation of our sales force in Asia.

The significant decrease in sales in the current quarter caused the percentage to increase since a large portion of our selling and administrative expenses tend to be fixed.

Considering persistent market conditions, efforts will continue to maintain our selling and administrative expenses at an acceptable level without impeding our efforts to strategically position our company, improve our sales, service our customers, integrate our acquired companies and satisfy our customers.


RESEARCH AND DEVELOPMENT

For the three months ended November 30, 2001, gross research and development expenses were $4.2 million, or 20.9% of sales, compared to $2.8 million, or 10.0% of sales for the same period last year. The increase in gross research and development dollars is mainly related to the acquisitions of Burleigh Instruments, EXFO Photonic Solutions and EXFO Protocol. With the recent acquisition of EXFO Protocol, we added 81 employees to our research and development departments. Our investments in research and development reflect our continued focus on innovative product development.

The percentage increase reflects our strong and continued focus on innovation despite the significant decrease in sales. We firmly believe that innovation and new product introduction will be the key to gain market share in this current economic environment and ensure the long-term growth and profitability of the company. In this regard, 55.9% of the sales in this quarter originated from products that have been on the market for two years or less. This is a strong improvement compared to 35% of sales reached in the first quarter of fiscal 2001.

We launched two new products during the first quarter, namely the Packet BlazerTM Gigabit Ethernet test module and the FPMD-5600 Femtosecond Polarization Mode Dispersion Analyzer. The Packet BlazerTM test module, which is the first product launched by EXFO Protocol Inc. since the closing of the acquisition and is contained inside the portable FTB-400 field-testing platform, offers telecommunications carriers and networks service providers the assurance that Gigabit Ethernet capabilities in their next-generation optical transport systems are working to their full potential. The Femtosecond PMD Analyzer, which is based on a revolutionary testing method approved by leading international standards bodies, enables users to measure very small levels of PMD in narrowband DWDM channels and broadband components in the simplest, fastest and most repeatable manner.

For the three months ended November 30, 2001, tax credits and grants from federal, provincial and state governments for research and development activities were $1.1 million, or 25.3% of gross research and development expenses, compared to $0.9 million, or 30.8% of gross research and development expenses for the same period last year.

The dollar increase in tax credits and grants is mainly related to the impact of EXFO Photonic Solutions and EXFO Protocol acquisitions and the increase level of activities in research and development. The percentage decrease in tax credits and grants is related to a reduction in the effective tax credit rate and grants on research and development carried out in Canada. It should be noted that research and development carried out by US-based Burleigh Instruments is not eligible for tax credits.

In terms of net research and development expenses, they amounted to $3.1 million, or 15.6% of sales for the three months ended November 30, 2001, compared to $2.0 million, or 6.9% of sales for the same period last year. We expect to continue investing heavily in research and development in the up-coming months, reflecting our focus on innovation and our desire to exceed our customers' needs and expectations.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the acquisitions of Burleigh instruments, EXFO Photonic Solutions and EXFO Protocol, we recorded $61.1 million in intangible assets, primarily consisting of core technology. These intangible assets, which are amortized over periods from five months to five years from the date of acquisition, resulted in an amortization expense of $3.3 million in the first quarter of 2002. All the aforementioned acquisitions were completed after November 30, 2000.


RESTRUCTURING CHARGES

In November 2001, we implemented additional cost-cutting measures under a structured plan in order to align our cost structure to current market conditions and to be better positioned ourselves amidst a challenging environment. Under that plan, we lowered our operating expenses, froze employee salaries and reduced our workforce in part by attrition.

Under the structured plan, we recorded restructuring charges of $0.4 million in severance expenses for the 101 employees who were terminated.

Those measures should enable us to reduce our operating expenses by approximately $4.5 million for the rest of the year and by approximately $6 million for a complete year.


INTEREST INCOME, NET

For the three months ended November 30, 2001, net interest income amounted to $0.7 million compared to $2.6 million for the same period last year. The decrease is directly related to the use of short-term investments to finance our recent acquisitions of Burleigh Instruments, EXFO Photonic Solutions and EXFO Protocol as well as a general decrease in interest rate. Our net interest income will decrease in the up-coming quarters as we use short-term investments to pay for cash consideration in our recent acquisitions and because interest rates may continue to drop.

FOREIGN EXCHANGE GAIN

For the three months ended November 30, 2001, foreign exchange gain amounted to $33,000 compared to $2.4 million for the same period last year. Last year's foreign exchange gain was mainly due to the translation of short-term investments denominated in US dollars. During the three months ended November 30, 2001, we were able to manage our exposure to currency risk with forward exchange contracts and operating activities of Canadian entities denominated in currency other than the Canadian dollar.


INCOME TAXES

Our effective income tax recovery rate was 35.0% for the three months ended November 30, 2001, compared to income tax rate of 35.2% for the same period last year.


AMORTIZATION OF GOODWILL

In conjunction with the acquisitions of Burleigh instruments and EXFO Photonic Solutions, we recorded $248.5 million in goodwill, which is amortized over five years, resulting in an amortization expense of $12.5 million in the first quarter of 2002. The acquisition of EXFO Protocol has been accounted for using the new accounting standards contained in new sections 1581 and 3062 of the CICA and consequently, goodwill resulting from this acquisition is not amortized but instead reviewed for impairment. Considering that the acquisition of EXFO Protocol closed on November 2, 2001, no review of impairment of goodwill has been made on November 30, 2001.

All the aforementioned acquisitions were completed after November 30, 2000.


NET EARNINGS (LOSS)

Net loss amounted to $19.1 million, or $0.33 per share for the three months ended November 30, 2001, compared to net earnings of $7.5 million, or $0.16 per share for the same period last year.


PRO FORMA NET EARNINGS (LOSS)

As a measure to assess financial performance, we use pro forma net earnings
(loss) and pro forma net earnings (loss) per share. Pro forma net earnings
(loss) represent net earnings (loss) excluding amortization of goodwill and the after-tax effect of amortization of intangible assets and restructuring charges.

Pro forma net earnings (loss) is reconciled as follows:

                                                                                 THREE MONTHS ENDED
                                                                                    NOVEMBER 30,
                                                                               2000             2001
                                                                              ------           ------
                                                                                    (UNAUDITED)

     Net earnings (loss) in accordance with GAAP                            $   7,505        $ (19,055)

     Pro forma adjustments:
     Amortization of goodwill                                                     124           12,450
     Amortization of intangible assets                                             14            3,271
     Tax effect on amortization of intangible assets                               (5)          (1,145)
     Restructuring charges                                                          -            3,910
     Tax effect on the restructuring charges                                        -           (1,368)
                                                                            ----------       ----------

     Pro forma net earnings (loss)                                          $   7,638        $  (1,937)
                                                                            ----------       ----------

     Basic and diluted pro forma net earnings (loss) per share              $    0.16        $   (0.03)

Pro forma net loss amounted to $1.9 million, or $0.03 per share for the three months ended November 30, 2001, compared to pro forma net earnings of $7.6 million, or $0.16 per share for the same period last year.

We provide pro forma financial information to help the reader to better understand our operating results. This information is not in accordance with, or an alternative for, generally accepted accounting principles and may not be comparable to similarly titled measures reported by other companies.


LIQUIDITY AND CAPITAL RESOURCES

Prior to our Initial Public Offering, we financed operations and met our capital expenditure requirements mainly through cash flows from operations, research and development tax credits and government grants. On June 29, 2000, we closed our Initial Public Offering of 8,050,000 subordinate voting shares for net proceeds of approximately US$209 million, including the over-allotment option exercised by the underwriters. Since our Initial Public Offering, we have financed our major investments mainly by the issuance of subordinate voting shares and the use of our short-term investments.

CASH POSITION AND SHORT-TERM INVESTMENTS

As at November 30, 2001, cash and cash equivalents as well as short-term investments consisted of $58.2 million. Our working capital was at $116.5 million. Our cash and cash equivalents and short-term investments decreased approximately by $16.4 million since August 31, 2001, mainly due to the cash payment of $9.8 million for the acquisition of EXFO Protocol, the cash payment of $3.1 million for the purchases of property, plant and equipment and intangible assets for the quarter and the financing of operating activities of the quarter for $2.7 million.

OPERATING ACTIVITIES

Cash flows used by operating activities were $2.7 million for the three months ended November 30, 2001, compared to $1.1 million for the same period last year. Cash flows used by operating activities were primarily due to net loss after items not affecting cash and cash equivalents of $3.5 million. This figure was mainly offset by the net decrease in accounts receivable and inventories of $11.4 million, over the net decrease in accounts payable and accrued liabilities and income taxes payable of $10.3 million. The decrease in our accounts receivable, inventories and accounts payable and accrued liabilities is respectively due to the reduction in our sales level, our efforts to maintain inventory at the lowest acceptable level and the reduction in our purchases due to the actual slowdown in our industry. The decrease in our income tax payable directly relates to our consolidated tax loss for the first quarter of 2002 compared to a consolidated taxable income for the year ended August 31, 2001.

For the three months ended November 30, 2001, the major items not affecting cash and cash equivalents consisted of net amortization expenses of $16.6 million.

FINANCING ACTIVITIES

Cash flows used by financing activities were $25,000 for the three months ended November 30, 2001, compared to cash flows provided by financing activities of $0.6 million for the same period last year.

As at November 30, 2001, we have credit facilities that provide for advances of up to $6.4 million under lines of credit. These lines of credit bear interest at prime rate.

INVESTING ACTIVITIES

Cash flows provided by investing activities were $16.1 million for the three months ended November 30, 2001, compared to cash flows used by investing activities of $0.3 million for the same period last year. In the first quarter of 2002, we disposed of $29.0 million of short-term investments to finance the $3.1 million purchase of property, plant and equipment and intangible assets and to pay the cash consideration of $9.8 million for the acquisition of EXFO Protocol. Despite these purchases and acquisition, the disposal of short-term investments generated net cash flows of $16.1 million in the first quarter of 2002.

OUTLOOK

As described above, we incurred net operating loss in the first quarter of 2002, and operating activities used $2.7 million in cash flows. There can be no assurance as to whether and when we will return to profitability or that our revenues will return to prior level. However, we believe that our cash balances and short-term investments, together with available credit facilities, will be sufficient to meet our expected liquidity and capital requirements for the remaining of the current fiscal year. However, possible additional net operating losses and/or possible investments in or acquisition of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, it can be secured on terms satisfactory to us.


NEW ACCOUNTING STANDARDS

In November 2001, The Canadian Institute of Chartered Accountants (CICA) revised section 1650, "Foreign Currency Translation", which is effective for fiscal years beginning on or after January 1, 2002. The revised standard no longer permits the deferral and amortization of unrealized exchange gains and losses that arise on the translation of long-term foreign currency denominated monetary assets and liabilities. Under the new rules, such gains and losses must be reported in earnings as they arise. Adopting this revised standard is not expected to have a significant impact on our financial statements.

In November 2001, the CICA issued Accounting Guideline No. 13, "Hedging Relationships", which shall be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2002. This new accounting guideline establishes basic criteria that must be met before hedge accounting can be used. It also describes the types of exposures that can be hedged and the types of instruments that qualify as hedges, sets detailed designation and documentation requirements and requires formal effectiveness testing. We have not yet assessed the impact of the adoption of this new guideline.

In December 2001, the CICA issued section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2002. The new section applies to awards granted on or after the date of adoption, and requires that stock-based payment to non-employees and direct awards to employees and non-employees be accounted for using a fair value-based method. Adopting this new standard is not expected to have a significant impact on our financial statements.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and other intangible assets" and in August 2001, the CICA issued section 1581 "Business Combination" and section 3062 "Goodwill and other intangible assets". SFAS 141 and section 1581 require business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method with a date of acquisition after June 30, 2001 to be accounted for using the purchase method of accounting. These sections also broaden criteria for recording intangible assets separately from goodwill. Upon the adoption of SFAS 142 and section 3062, recorded goodwill and intangible assets will be evaluated against those new criteria and may result in certain intangible assets being reclassified into goodwill or, alternatively, amounts initially recorded as goodwill being separately identified and recognized apart from goodwill as intangible assets. SFAS 142 and section 3062 require the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead they will be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds the fair value. SFAS 142 and section 3062 will be adopted on September 1, 2002.

The impact of adopting SFAS 142 and section 3062 will allow the company to use the non-amortization approach for goodwill recorded prior to July 1, 2001 and will reduce annual goodwill amortization by approximately $63,000,000 under SFAS 142 and $50,000,000 under section 3062. Moreover, the company will implement a new goodwill impairment methodology and any potential initial impairment losses on goodwill determined by this methodology will be charged to earnings under SFAS 142 and to deficit under section 3062. Any subsequent impairment losses on goodwill will be charged to earnings in the period in which it is incurred.

Under the transitional provisions of SFAS 142 and section 3062, the company did not amortize the goodwill resulting from the acquisition of EXFO Protocol Inc., which closed on November 2, 2001.

In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligation", which is effective for fiscal years beginning on or after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. We have not yet assessed the impact of the adoption of this new standard.

In October 2001, the FASB issued SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets", which supersedes SFAS 121 and the provisions of APB 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a business segment. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other than by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of earnings but broadens that presentation to a component of an entity. This new standard is effective for fiscal years beginning on December 15, 2001. Adopting this new standard is not expected to have a significant impact on our financial statements.

RISKS AND UNCERTAINTIES

We operate in a highly competitive field that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

The main risks and uncertainties related to the fiber-optic test, measurement and automation industry involve the quick development of new products that have short lifecycles and require extensive research and development; the difficulty of attracting and retaining highly skilled employees as well as offering them effective training programs; and the ability to quickly adapt our cost structure to changing market conditions in order to ensure our growth.

In addition, given our strategic goals for growth and competitive positioning in our industry, we are expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

Furthermore, while the important strategic acquisitions we have made are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these companies as well as their products, technologies and personnel.

We are also exposed to currency risks as a result of the export of our products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by the operating expenses of certain international subsidiaries, the purchase of raw materials in US dollars and forward exchange contracts.

Also, an economic slowdown in our industry could result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments which potentially subject us to credit risks consist principally of cash and cash equivalents, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality financial institutions and corporations. Our cash and cash equivalents and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

In addition, for a fuller understanding of risk factors that may affect us, we refer you to the risk factors set forth in our disclosure documents published with securities commissions.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           EXFO ELECTRO-OPTICAL ENGINEERING INC.

                           By:  /s/ Germain Lamonde
                                -------------------------------
                                Name:   Germain Lamonde
                                Title:  President and Chief Executive Officer



Date:  January 17, 2002